UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    January 2007            File No.    0-30952

Rolling Thunder Exploration Ltd.

(Formerly San Telmo Energy Ltd.)

(Name of Registrant)

Suite 1950, 717 – 7th Ave SW, Calgary, Alberta, Canada T2P 0Z3

(Address of principal executive offices)

1

News Release dated January 29, 2007

5.

News Release dated March 12, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

Explanatory Note:

COMPLETION OF ARRANGEMENT

The Court of Queen's Bench of Alberta approved the Plan of Arrangement between Rolling Thunder Exploration Ltd. (the "Registrant") and San Telmo Energy Ltd. effective January 16, 2006. Upon the effectiveness of the arrangement, the Registrant's common shares were deemed registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g-3 thereunder, without the filing of a registration statement therefor. Accordingly, the Registrant is a reporting issuer under the Exchange Act in succession to San Telmo Energy Ltd., and reports filed for San Telmo Energy Ltd. under the Exchange Act prior to the arrangement should be regarded as applicable to the Registrant, as successor issuer. In connection with the Plan of Arrangement, the Registrant has changed its name to Rolling Thunder Exploration Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rolling Thunder Exploration Ltd.

(Registrant)

Dated: June 18, 2007	By: /s/ Kamelia L. Wong Kamelia L. Wong, Chief Financial Officer

NEWS RELEASE
ROLLING THUNDER ANNOUNCES GPP APPROVAL AT TEEPEE CREEK

Calgary, Alberta, January 29, 2007 - Rolling Thunder Exploration Ltd. ("Rolling Thunder" or the "Corporation") (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF) announces that the Alberta Energy and Utilities Board (AEUB) has approved Rolling Thunder’s application for Good Production Practice (“GPP”) for the Teepee Creek 6-10 and 14-3 wells. The Corporation will now undertake facilities expansion to enable full production from the area.

Rolling Thunder has also met its Q4 2006 targeted average production of 1000 Boe/d. When the Teepee Creek facility upgrade is complete, the Corporation forecasts total average production to be approximately 1,500 Boe/d.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTO: RTHXF), visit our website at www.rollingthunderexploration.com or contact:

Peter Bolton

President & Chief Executive Officer

(403) 532-6221

peterb@rollingthunderexploration.com

Kamelia Wong

Chief Financial Officer

(403) 532-6223

kameliaw@rollingthunderexploration.com

Natural Gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency method and does not necessarily represent value equivalency at the wellhead. Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of Rolling Thunder's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect Rolling Thunder's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and Rolling Thunder does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NEWS RELEASE

ROLLING THUNDER EXPLORATION LTD. ANNOUNCES DECEMBER 31, 2006
YEAR-END RESERVES AND OPERATIONAL HIGHLIGHTS

Calgary, Alberta, March 12, 2007 - Rolling Thunder Exploration Ltd. ("Rolling Thunder" or the "Corporation") (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF) announces December 31, 2006 year-end reserves and operational highlights.

Corporate Highlights

n

Increased Proved reserves by 46% in eight months over the year ended April 30, 2006;

n

Increased Proved plus Probable reserves by 50% in eight months over the year ended April 30, 2006;

n

Net Present Value of the Proved plus Probable reserves discounted at 10% increased 71% from $46.7 MM for the year ended April 30, 2006 to $80.0 MM for the year ended December 31, 2006;

n

Net Asset Value per share increased 41% over the same period, from $1.35 at April 30, 2006 to $1.91 at December 31, 2006;

n

Finding and development costs, excluding future capital, decreased to $11.10 per boe Proved plus Probable and $18.93 per boe Proved;

n

Exceeded 2006 exit target by 23%, averaging 1,109 boe/d for Q4 2006;

n

Obtained Good Production Practice (“GPP”) for two wells at Teepee Creek;

n

Current production is approximately 1,200 boe/d. With facilities modifications at Teepee Creek, overall corporate production is expected to increase to approximately 1,500 boe/d by the end of the first quarter 2007;

n

2007 year-end exit forecast of 2,000 boe/d; and

n

2007 initial budget of $22 MM, consisting of $17 MM for drilling, completion and facilities (14 wells) and $5 MM for land and seismic.

n

The Corporation’s December 31, 2006 Reserve Report was prepared by AJM Petroleum Consultants (“AJM”) in accordance with National Instrument 51-101, using AJM’s December 31, 2006 price forecast. Proved reserves have increased from 1,287.4 Mboe at year-end April 30, 2006 to 1,879.7 Mboe at year-end December 31, 2006, an increase of 46%. (During 2006, Rolling Thunder changed its year-end from April 30 to December 31 and will now remain on a December 31 year-end cycle.) Proved plus Probable reserves increased from 2,251.1 Mboe to 3,383.6 Mboe over the same period, an increase of 50%. The net present value discounted at 10% increased correspondingly from $46.7 MM to $80.0 MM, an increase of 71% over the eight month period.

A summary of the December 31, 2006 year-end reserve report is listed below.

	Light and Medium Oil		Natural Gas		Natural Gas Liquids			BOE
Reserves	Gross	Net	Gross Net		Gross	Net	Gross		Net
	(Mbbls)	(Mbbls)	(Mmcf)	(Mmcf)	(Mbbls)	(Mbbls)	(Mboe)		(Mboe)
Category
Proved developed producing	407.2	288.1	3,584.6	2,247.0	59.2	32.8	1,063.8		695.4
Proved developed non-producing	0.0	0.0	4.8	3.8	0.1	0.0	0.9		0.7
Proved undeveloped	194.1	146.2	3,408.8	2,494.2	52.7	35.4	815.0		597.2
Total proved	601.3	434.3	6,998.2	4,745.0	112.0	68.2	1,879.7		1,293.3
Total probable	477.0	355.7	5,636.3	4,100.2	87.5	57.4	1,503.9		1,096.5
Total proved plus probable	1078.4	790.0	12,634.5	8,845.2	199.5	125.6	3,383.6		2,389.8

Rolling Thunder’s reserves were independently evaluated by AJM Petroleum Consultants, independent reservoir engineers, as of December 31, 2006 and in accordance with the requirements of National Instrument 51-101.

Net Present Value of Future Net Revenue (Forecast Prices and Costs)

The following table presents the net present values of the Corporation’s future net revenue attributable to categories in the previous table, estimated using forecast prices and costs, before and after deducting future income tax expenses. The future net revenues are presented undiscounted and discounted at 5 percent, 10 percent, 15 percent and 20 percent.

		Before income taxes discounted at
	0%	5%	10%	15%	20%
Reserves Category	($M)	($M)	($M)	($M)	($M)
Proved Developed producing	35,208.9	31,822.2	29,147.9	26,987.6	25,204.8
Developed non-producing	16.5	16.2	15.9	15.6	15.4
Undeveloped	24,504.5	21,633.7	19,321.5	17,423.9	15,841.7
Total proved	59,729.9	53,472.2	48,485.3	44,427.1	41,061.9
Total probable	51,564.3	39,453.0	31,516.8	26,016.9	22,022.2
Total proved plus probable	111294.2	92,925.2	80,002.1	70,444.0	63,084.1

		After income taxes discounted at
	0%	5%	10%	15%	20%
Reserves Category	($M)	($M)	($M)	($M)	($M)
Proved Developed producing	28,519.3	25,689.4	23,478.4	21,709.7	20,262.4
Developed non-producing	10.6	10.5	10.3	10.2	10.1
Undeveloped	16,330.2	14,224.4	12,544.9	11,178.8	10,048.7
Total proved	44,860.2	39,924.3	36,033.7	32,898.7	30,321.2
Total probable	36,185.5	27,249.7	21,423.7	17,406.9	14,503.2
Total proved plus probable	81,045.7	67,174.0	57,457.4	50,305.6	44,824.4

Summary of Pricing Information (Forecast Prices and Costs)

	Hardisty Heavy WTI 12			Natural Gas
	Cushing, Oklahoma ($US/bbl)	Edmonton Par Price ($Cdn/bbl)	Degrees API ($Cdn/bbl )	AECO Spot Price ($Cdn/Mcf)	Inflation Rate (%/year)	Exchange Rate ($US/$Cdn)
2006	66.27	73.43	39.80	6.37	2.0	0.88
2007	65.00	72.85	40.35	7.20	2.0	0.88
2008	69.35	77.75	45.25	7.80	2.0	0.88
2009	70.75	79.36	50.10	7.70	2.0	0.88
2010	69.00	77.30	49.69	7.80	2.0	0.88
2011	67.10	75.15	49.15	8.05	2.0	0.88
2012	66.25	74.15	48.15	8.20	2.0	0.88
2013	67.55	75.60	49.60	8.30	2.0	0.88
2014	68.90	77.15	51.15	8.55	2.0	0.88
2015	70.30	78.70	52.70	8.70	2.0	0.88
2016	71.70	80.25	54.25	8.90	2.0	0.88
2017	73.15	81.85	55.85	9.05	2.0	0.88
Reserve Reconciliation (Forecast Prices and Costs)
(in Mboe’s)			Total Proved	Probable		Proved Plus Probable
Opening balance at April 30, 2006 Exploration and development (including revisions) Acquisitions Production			1,287.4 766.7 - (174.6)	967.3 540.2 - -		2,251.1 1,307.1 - (174.6)
Closing balance, December 31, 2006			1,879.7	1,503.9		3,383.6

Net Asset Value Per Fully Diluted Share Comparison (Unaudited)

Using Reserve Values at December 31, 2006 and April 30, 2006 discounted at 10% – Forecast Prices and Costs Before Taxes

(in Canadian $)	Dec. 31, 2006	Apr. 30, 2006
Proved reserve value (net of future development costs)	48,485,300	26,588,900
Proved plus probable reserve value (net of future development costs)	80,002,100	46,745,500
Undeveloped land (# acres x $125/acre)	1,429,364	1,534,581
Estimated net debt	(3,244,395)	(2,420,938)
Option proceeds (1)	1,090,250	4,709,750
Total net assets	79,277,319	50,568,893
Fully diluted shares outstanding (2)	41,419,073	37,460,445
Estimated net asset value per fully diluted share	$1.91	$1.35

Option proceeds were calculated using options that were “in the money” at December 31, 2006

Fully diluted shares outstanding was calculated as the sum of the number of Class A common shares outstanding at December 31, 2006, and April 30, 2006 and the number of Class A common shares that would result if the Class B common shares were converted using the 30 day weighted average Class A common share price at December 31, 2006 and April 30, 2006, and the number of options that were “in-the-money” at December 31, 2006 and April 30, 2006.

Finding, Development and Acquisition (“FD&A”) Costs (Unaudited)

(in Canadian $)		Proved
Capital Costs	Proved	Plus Probable
Exploration and development capital expenditures	14,513,299	14,513,299
Acquisition expenditures	-	-
Change in future development costs (“FDC”) (discounted 10%)	(3,818,000)	(4,103,100)

(in Canadian $)		Proved
FD&A Costs ($/boe)	Proved	Plus Probable
Exploration and development (without FDC)	18.93	11.10
Acquisitions (without FDC)	-	-
All-in FD&A (without FDC)	18.93	11.10
All-in FD&A (with FDC)	13.95	7.96

FD&A costs with change in future development costs decreased significantly from $27.31 per boe on a Proved basis and $38.46 per boe on a Proved plus Probable basis at April 30, 2006 to $13.95 and $7.96 per boe on a Proved and Proved plus Probable basis respectively at December 31, 2006. Total future development costs decreased from $7.3 MM to $3.5 MM Proved and from $11.7 MM to $7.6 MM Proved plus Probable from the year ended April 30, 2006 to the year ended December 31, 2006. This resulted in a negative change in FDC for purposes of calculating FD&A costs. The reduced FD&A costs reflect increased efficiency resulting from one-time facilities costs at Teepee Creek.

Operations Review

Rolling Thunder’s focus continues to be the development of our significant light oil discovery at Teepee Creek. To date, the pool consists of seven oil wells and one gas well. Six wells are currently on production, and two more are expected to be tied-in by the end of the first quarter. With facilities modifications and tie-ins, we anticipate between 1,100 and 1,200 boe/d from the Teepee Creek facility. Five additional development wells are planned for 2007. The Corporation is also in the process of drilling two exploration wells approximately 3.5 miles north of the original discovery on a similar feature. Operations are expected to be completed prior to spring breakup.

At McLeod, the tie-in of the Corporation’s new gas discovery at 06-08 is complete. Rolling Thunder expects a net 150 boe/d from this new well.

2007 Forecast

Rolling Thunder currently plans a $22 MM budget for 2007, consisting of $17 MM for drilling, completions and tie-ins, and $5MM for land and seismic. The Corporation plans on drilling 14 wells, of which seven will be in our core area of Teepee Creek. Rolling Thunder is currently tying in its behind pipe production in Teepee Creek and McLeod and is maintaining its 2007 corporate average forecast of 1,500 boe/d and 2007 year-end exit forecast of 2,000 boe/d. The Corporation’s strong 2006 results put Rolling Thunder in a great position to capitalize on the current market. We plan to leverage this position for 2007 and in addition to growth through the drill bit, plan to pursue strategic acquisitions which will ensure long term growth.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTO: RTHXF), visit our website at www.rollingthunderexploration.com or contact:

Peter Bolton

President & Chief Executive Officer

(403) 532-6221

peterb@rollingthunderexploration.com

Kamelia Wong

Chief Financial Officer

(403) 532-6223

kameliaw@rollingthunderexploration.com

Natural Gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency method and does not necessarily represent value equivalency at the wellhead. Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect",

"may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of Rolling Thunder's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect Rolling Thunder's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and Rolling Thunder does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.